Delaware Pooled Trust
2005 Market Street
Philadelphia, PA 19103

April 20, 2010

Via EDGAR Transmission

Jeff Long, Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:           Delaware Pooled Trust
 File Nos. 033-40991 and 811-06322

Dear Mr. Long:

On behalf of Delaware Pooled Trust (the “Registrant”), the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to its review of the Registrant’s shareholder report for the period ended October 31, 2009 (“Shareholder Report”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:  Please confirm that a Form N-SAR has been filed for the Registrant for the period ended October 31, 2009.  The filing should contain an accountant's report, as required by the form.

Response:  The Registrant failed to file its form N-SAR for the period ended October 31, 2009.  The Registrant filed a Form N-SAR with the required accountant’s report attached on April 14, 2010 (SEC Accession No. 0001325358-10-000211).

2.           Comment:  The Technology holdings in the Statement of Net Assets for The Large Cap Growth Equity Portfolio (the "Portfolio") are listed at 36.09%.  The Portfolio's registration statement does not state that the Portfolio will concentrate its investments in Technology securities.  Please explain the 36.09% holdings in Technology securities.

Response:  The Portfolio utilizes sub-industries for concentration compliance purposes.  For the period ended October 31, 2009, the Portfolio classified the 36.09% Technology holdings as follows: (a) E-Commerce-Services "Internet" Communications; (b) Web Portals-Internet Service; (c) Providers-Internet Communication; (d) Applications Software-Software Technology; (e) Electronic Forms-Software Technology; (f) Computers-Computers Technology; (g) Wireless Equipment-Telecommunications-Communications; (h) Internet Security-Internet Communications; and (i) Computer-Integrated Systems-Computers Technology.  None of the holdings in the sub-industries exceeded 25% of the Portfolio’s net assets.  Accordingly, the Registrant believes the Portfolio was in compliance with its concentration policies as of October 31, 2009.

3.           Comment:  Upon review of the Notes to Financial Statements, it appears that The Select 20 Portfolio and another fund may have distributed return of capital to shareholders.  If there was a return of capital distributed to shareholders, please confirm that the Registrant complied with Rule 19a-1 under the Investment Company Act and provided a notice to shareholders.

Response:  Each of the Registrant’s Portfolios distributes net investment income and/or capital gains, if available, on an annual basis for excise tax purposes.  At the time of this annual distribution made in December 2008, it was reasonably estimated that The Select 20 Portfolio had sufficient net investment income to support the entire distribution amount as net investment income only. Although it may appear that a return of capital was distributed to shareholders of The Select 20 Portfolio at that time based on the tax information within the shareholder report for the fiscal year-ending October 31, 2009, the Portfolio had sufficient net investment income at the point in time of the December 2008 excise tax-related distributions to estimate that the source of the distribution would only consist of net investment income.  Therefore, in compliance with Section 19(a) and Rule 19a-1 of the Investment Company Act, the Portfolios were not required to send out a notice to the Portfolios' shareholders detailing the source or sources of such distributions.  Similarly, it was reasonably estimated that each of the Registrant's other Portfolios did not have a return of capital at the time of the December 2008 excise tax-related distributions, and the Portfolios treated the distributions accordingly under Section 19(a) and Rule 19a-1 of the Investment Company Act.

The Registrant acknowledges that:  (i) it is responsible for the adequacy of the disclosure in the Shareholder Report; (ii) Staff comments on the Shareholder Report and related filings do not foreclose the Commission from taking any action with respect to the Shareholder Report and related filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding relating to the Shareholder Report and related filings initiated by the Commission under the federal securities laws of the United States.  The Registrant also acknowledges that the Division of Enforcement has access to all information that the Registrant has provided to the Staff of the Division of Investment Management in its review of the Shareholder Report and related filings.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss the response presented above.

Sincerely yours,

/s/ Daniel V. Geatens
Daniel V. Geatens
Vice President and Treasurer